RECEIVED

2008 JUL 31 P 3:32

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

[redacted]

08004084

July 25, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 25, 2008 accompanied with Unaudited Financial Results for the quarter ended June 30, 2008.
2.	Media Release dated July 25, 2008.
3.	Letters dated July 25, 2008 informing about appointment of Shri Anil Singhvi as additional director and Vice-Chairman of the Company

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

8/1

PROCESSED
AUG 06 2008
THOMSON REUTERS

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

July 25, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended June 30, 2008, which were approved by the Board of Directors at their meeting held on July 25, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

July 25, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended June 30, 2008, which were approved by the Board of Directors at their meeting held on July 25, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

www.mrl.in

Unaudited Financial Results for the quarter ended June 30, 2008

(Rs. Lakhs)

Sr.No.	Particulars	Quarter ended		Year ended
		30-06-2008 Unaudited	30-06-2007 Unaudited	31-03-2008 Audited
1	Income from operations	5,397.01	2,660.71	20,278.57
2	Other Income	3,894.90	3,868.46	16,452.08
		9,291.91	6,529.17	36,730.65
3	Expenditure			
	(a) Cost of operations	4,859.20	2,198.58	17,998.56
	(b) Staff Cost	115.91	47.91	242.47
	(c) Depreciation (net)	-	173.54	694.64
	(d) Other Expenses	545.30	419.00	1,404.69
4	Interest and Finance charges	2,007.02	2,014.56	7,815.49
5	Profit before tax	1,764.48	1,675.58	8,574.80
6	Provision for taxes -			
	Current Tax	145.35	143.83	1,692.56
	Fringe Benefit Tax	3.80	2.98	11.60
	Deferred Tax Liabilities / (Asset)	8.07	23.99	10.77
7	Net Profit for the period	1,607.26	1,504.78	6,859.87
8	Paid up Equity Share Capital	81,656.52	73,656.52	81,656.52
	(Face Value Rs. 5 per Share)			
9	Reserves (excluding revaluation reserve)			91,373.91
10	Earnings per share (On Net Profit) (* not annualised)			
	- Basic (Rs.)	0.10*	0.10*	0.44
	- Diluted (Rs.)	0.10*	0.10*	0.44
11	Aggregate of Public Shareholding -			
	- No. of Shares	737,522,280	737,522,280	737,522,280
	- Percentage of Shareholding	45.16	50.06	45.16

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the above results for the quarter ended June 30, 2008 at their Meeting held on July 25, 2008.

2. The statutory auditors of the Company have carried out the "Limited Review" for the quarter ended June 30, 2008, as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. Other Income includes income from dividend, interest and foreign exchange gain / (loss).

5. During the quarter, the Reliance Natural Resources (Singapore) Pte. Limited has become a wholly owned subsidiary of the Company.

6. Depreciation charged to Profit & Loss account has been shown net of recovery of Rs. 161.20 Lakhs for the quarter ended June 30, 2008 (Rs. 25.78 Lakhs for the corresponding previous quarter).

7. The Company, during the quarter ended June 30, 2008, received 25 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

8. Figures of the previous quarters/period have been regrouped / reclassified wherever considered necessary,

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 25, 2008

Anil D. Ambani
Chairman

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

MEDIA RELEASE

RELIANCE NATURAL RESOURCES REPORTS NET PROFIT OF Rs 16 CRORE (US$ 3.7 MILLION) FOR THE QUARTER - AN INCREASE OF 7%

TOTAL INCOME OF Rs 93 CRORE (US$ 21.6 MILLION) FOR THE QUARTER - AN INCREASE OF 42%

CASH PROFIT OF Rs 16 CRORE (US$ 3.7 MILLION) FOR THE QUARTER

NET WORTH OF Rs 1,746 CRORE (US$ 405.8 MILLION)

Mumbai, July 25, 2008: Reliance Natural Resources Limited (**RNRL**) today announced its audited financial results for the quarter ended June 30, 2008. The performance highlights are:

- **Net Profit of Rs 16 crore** (US$ 3.7 million) for the quarter ended June 30, 2008, against Rs 15 crore in the corresponding previous period, **an increase of 7%.**

- **Total Income of Rs 93 crore** (US$ 21.6 million) for the quarter ended June 30, 2008, against Rs 65 crore in the corresponding previous period, **an increase of 42%**

- **Cash Profit of Rs 16 crore** (US$ 3.7 million) for the quarter ended June 30, 2008, against Rs 17 crore in the corresponding previous period,

- **Earnings Per Share (EPS) (not annualised) of Rs 0.10** for the quarter ended June 30, 2008.

As on June 30, 2008, **the net worth of the Company has increased to Rs 1,746crore** (US$ 405.8 million).

On October 15, 2007, the Hon'ble Bombay High Court disposed of the Company Application No. 1122 of 2006 filed by the Company against Reliance Industries Limited (RIL), seeking implementation of demerger of Gas Based Energy Undertaking from RIL, supply business from RIL, with the following conclusions/directions:

- Memorandum of Understanding / family arrangement dated June 18, 2005 (**MoU**) and its contents are binding *interalia* upon both parties RIL and RNRL.

- The Gas Supply Master Agreement (**GSMA**) as formed and finalized on January 12, 2006 is in breach of the Scheme of Demerger sanctioned by the Bombay High Court on December 9, 2005 (**Scheme**).

- "Suitable arrangement" is necessary for the working of the scheme and the term "suitable arrangement" as referred to in the Scheme needs to be read and interpreted taking into account the terms of the MOU as well as the Scheme.

- It would be appropriate for both RIL and RNRL to re-negotiate, re-consider and settle the terms of existing GSMA and Gas Supply Purchase Agreement (GSPA) within four months.

- Interim orders granted on May 3, 2007 and June 20, 2007 to continue.

The hearing on the appeal filed by the Hon'ble Bombay High Court has commenced from July 24, 2008.

Background & Business Activities of RNRL

RNRL is a part of the Reliance – Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs 58,000 crore (US$ 13 billion), cash flows of Rs 12,000 crore (US$ 3 billion), net profit of Rs 8,000 crore (US$ 2 billion) and zero net debt.

Reliance Natural Resources Limited (RNRL) is engaged in the business of sourcing, supply and transportation of gas, coal and liquid fuels. The company is concentrating on building a strong foundation for the business of fuel management and has already established itself as a contending player in the Indian market.

RNRL has been awarded four CBM blocks, with an acreage of about 3,251 sq. kms, for the exploration and production of coal bed methane (CBM), making it the second largest CBM player in India in terms of acreage. The Company has applied for Petroleum Exploration License (**PEL**) for all four blocks to the Governments of the concerned States. The company has received the PEL for two blocks(Barmer 4&5) located in Rajasthan for which operations have commenced.

RNRL has also been awarded an oil and gas block with acreage of about 3,619 Sq. Kms. in the state of Mizoram under the sixth round of the New Exploration Licensing Policy (NELP–VI) for the exploration and production of oil and gas. The Company has received PEL for this block and has commenced exploration activities.

RNRL is actively pursuing business opportunities in the supply management of coal and natural gas.

END